456 North Fifth Street, Philadelphia, PA. 19123
(215) 873-2200 Fax (215) 625-6924

March 14, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

Attn:  Michael Moran, Accounting Branch Chief (Mail Stop 3-8)

Re:	Mothers Work, Inc.
Form 10-K for the fiscal year ended September 30, 2004
Form 10-Q for the quarter ended December 31, 2004

File No. 0-21196

Dear Mr. Moran:

On behalf of Mothers Work, Inc. (which we refer to as “we”, “us” or “our”), this letter is being submitted to respond to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Dan W. Matthias, Chairman and Chief Executive Officer of Mothers Work, Inc., dated February 24, 2005, with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment.  All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the year ended September 30, 2004

Item 1. Business, page 2

1.              Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services.  See Item 101(c)(1)(i) of Regulation S-K.

Our primary product under Item 101(c)(1)(i) of Regulation S-K is maternity apparel.  We believe the information disclosed in our filings (such as in Item 1. Business section of our latest Form 10-K) is sufficient to satisfy the requirements of 101(c)(1)(i) of Regulation S-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

2.              You disclose in Note 2 that you are self-insured for certain healthcare benefits.  Please explain to us why you do not include amongst your critical accounting policies and estimates the amounts you calculate in connection with your self-insurance liabilities.

We do not include amongst our critical accounting policies and estimates the amounts that we calculate in connection with our self-insurance liabilities because we do not view these policies or estimates as critical to the portrayal of our financial condition and results of operations.  We will consider disclosure in future periods depending on the materiality of such policies and estimates.

        Liquidity and Capital Resources

        Contractual Obligations and Commercial Commitments

        Contractual Obligations, page 30

        Commercial Commitments, page 31

3.              Your disclosure of long-term debt balances excludes interest payments.  Because the table is aimed at increasing the transparency of cash flow, we believe interest payments are contractual obligations.  Please tell us and revise your disclosures in future filings to include the amount of scheduled payments for interest you expect on all outstanding debt for all periods presented as required by Item 303(a)(5)(ii)(A) of Regulation S-K.

Attached hereto as Exhibit 3 please find the “Contractual Commitments” table revised to add the additional disclosure requested under this comment.  Portions of the table that differ from our most recent Form 10-K are bolded and italicized in the Exhibit.  We undertake to provide in our future filings the disclosures requested in accordance with the Staff’s comments.

4.              Supplementally please tell us and revise your disclosures in future filings to include purchase obligations for merchandise from contract manufacturers.  We also note your disclosures in footnote (1) under commercial commitments stating that purchase orders for merchandise and supplies are excluded.  Likewise, footnote (2) states that direct operating costs relating to leasing arrangements have also been excluded from the tabular presentations.  Please keep in mind that (a) purchase obligations and (b) other long-term liabilities reflected on your balance sheet under GAAP are among the items required to be included in the tabular disclosure.  If you continue to believe these obligations should be excluded, please explain why.  Refer to Item 303(a)(5) of Regulation S-K.

(a)                                  We do not have any purchase obligations from contract manufacturers that are material to our business as a whole.  Our purchase orders with contract manufacturers are cancelable by us at any time prior to our acceptance of the merchandise.  However, in light of the Staff’s comments and in order to provide additional information to our investors, we will undertake in future filings to include in the tabular disclosure a statement of our currently outstanding purchase orders for merchandise from contract manufacturers, noting that such items are cancelable by us at any time prior to our acceptance of the merchandise.

(b)                                 Footnote (1) on page 31 (Commercial Commitments) mistakenly refers to the exclusion of “purchase orders for merchandise” and should have been included on page 30 as a footnote to the Contractual Obligations table and not the Commercial Commitments table. As discussed in our response (a) above, we do not have any purchase obligations from contract manufacturers that are material to our business as a whole.  As further discussed in response (a) above, we will undertake to provide in future filings a statement of our currently outstanding purchase orders for merchandise from contract manufacturers. Contractual obligations for supplies (also referenced in footnote (1) on page 31) are not material to our business as a whole.  We will consider disclosure in future filings depending on the level of such contractual obligations for supplies.

(c)                                  Footnote (1) on page 30 (Contractual Obligations) refers to the exclusion of certain direct operating costs from the presentation of operating lease obligations.  These direct operating costs are substantially comprised of common area maintenance charges, real estate taxes, utilities, and percentage rent.  These items were excluded because we did not believe we could precisely estimate these costs.  However, in future filings we will consider disclosing such direct operating costs in our tabular disclosure of contractual obligations if and to the extent these costs can be reasonably estimated.

(d)                                 Other long-term liabilities reflected in our balance sheet consists primarily of deferred rent. The deferred rent is a non-cash activity and therefore was not included in the tabular disclosure.  We will include other long-term liabilities in future filings if appropriate.

5.              Please disclose the information about your off-balance sheet arrangements in the manner required by Item 303(a)(4) of Regulation S-K.

We did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, in any of the periods reported.

Consolidated Financial Statements

Consolidated Statements of Operations

6.              Please tell us and present in future filings interest income and interest expense in separate line items or disclose for each period presented the amounts of interest income and interest expense in a footnote that reconciles to the interest expenses (income), net line item.  Refer to Rule 5-03.7 through .9 of Regulation S-X.

Attached hereto as Exhibit 6 please find the additional disclosure requested by this item.  We did not report the requested detail on interest income and interest expense in our disclosures because we do not believe the related interest income amounts are material to our business as a whole.  We undertake to provide in our future filings the disclosures requested in accordance with the Staff’s comments.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

General

7.              You disclosed in Item 1. Business section that part of your merchandising and distribution strategy includes agreements with department stores such as Kohl’s and Sears.  Supplementally please tell us if you pay slotting fees, engage in cooperative advertising programs, have buy-down programs, or make other payments or provide other promotions to resellers of your products.  If so, please disclose in future filings your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  For each type of arrangement treated as an expense rather than a reduction of revenues, please tell us how this type of arrangement meets the requirements of EITF 01-9.  Please also discuss in MD&A and significant estimates resulting from these arrangements.

We did not pay any slotting fees, engage in cooperative advertising programs, have buy-down programs, or make any other payments or provide any promotions to resellers of our products for any of the periods reported in our most recent Form 10-K or Form 10-Q. We will provide the requested disclosures in future filings if we enter into these types of arrangements and if such payments or promotions are material.

8.              We note your disclosure that shipping and handling costs are included in costs of goods sold.  Please tell us and expand your disclosure in future filings to indicate the types of any other expenses you include in the cost of goods sold, and selling, general and administrative expense line items.  Please tell us whether you included inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•         In a footnote, the line items that these costs are included in and the amounts included in each line item for each period presented, and

•         In MD&A, that your gross margins may not be comparable to those of other entities, since come entities include all of the costs related to their distribution network in cost of goods sold and others may exclude a portion of them from gross margin, including them instead in line items such as selling, general and administrative expenses.

(a)               We currently include each of the following in the “cost of goods sold” line item: inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network.

(b)              In addition to the items listed in part (a) of this response, the “cost of goods sold” line item also includes merchandise costs (including customs duty expenses), expenses related to inventory shrinkage in our warehouses and distribution centers, product related corporate expenses (including expenses related to our payroll, benefit costs and operating expenses of our buying departments), and inventory reserves, including lower of cost or market reserves.

(c)               The “selling, general and administrative expense” line item includes: advertising and marketing expenses, corporate administrative expenses, store expenses (including store payroll and store occupancy expenses), store opening and store closing expenses, and store asset impairment charges.

(d)              We undertake to expand our disclosures in future filings to indicate the types of expenses included in the costs of goods sold, and selling, general and administrative expense line items.

9.              You do not present any disclosure relating to reportable segments as required by SFAS 131.  Supplementally please explain to us and disclose in future filings your compliance with the provisions of SFAS 131 and the identity of your operating and reportable segments.  Please tell us the separate operating results, including gross margins, of your consolidated internet/web site merchandise sales and the

232 leased departments for all periods presented and explain to us why you do not believe the operations relating to the 232 leased departments in various major department stores does not represent a separate reportable segment as defined in paragraph 16 of SFAS 131.  Please also note the enterprise wide, including geographic, disclosures of SFAS 131 and tell us how you complied with these requirements.  We may have further comment upon review of your response.

(a)           SFAS No. 131 Analysis.  Under paragraph 10 of SFAS No. 131, a company may be required to report segmented information about separately identifiable parts of its business, which both (i) meet the definition of “operating segment” under SFAS No. 131, and (ii) exceed certain quantitative thresholds established in SFAS No. 131.  Even if separately identifiable operating segments are identified which exceed the qualitative thresholds, such segments may be aggregated into a single operating segment and reported in the aggregate if certain requirements are met (See Paragraph 17 of SFAS No. 131).

We have determined that our business is comprised of one operating segment because only our business as a whole meets the definition of the term “operating segment” under paragraph 10 of SFAS No. 131.  An “operating segment” is defined as a component of a business enterprise which meets all of the following criteria: (i) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (ii) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available.  Our conclusion that we have only one operating segment is based on the following:

(i)                                     We engage in business activity in only one operating segment that entails the design, manufacture and sale of maternity apparel and related accessories. While we offer a wide range of products for sale, the substantial portion of our products are initially distributed through the same distribution facilities, many of our products are manufactured at common contract manufacturer production facilities, our products are marketed through a common marketing department, and these products are sold to a similar customer base, consisting of expectant mothers.

(ii)                                  We have one senior management team and Dan W. Matthias, our Chairman of the Board and Chief Executive Officer, acts as the enterprise’s chief operating decision maker.  Mr. Matthias reviews the operating results of our business as a whole and is the primary decision maker in terms of both the allocation of resources and the assessment of the performance of the business.

(b)          Our Internet Sales and Leased Department Sales are not Separate Reportable Segments.  As discussed in response (a) above, we believe that our business is comprised of only one reportable segment under paragraph 16 of SFAS No. 131.  Our internet sales and leased department relationships represent two vehicles through which we sell maternity apparel.  The substantial portion of our products sold through the internet and leased departments are: (i) initially distributed through the same distribution facilities, (ii) manufactured at common contract manufacturer production facilities, (iii) marketed through a common marketing department, and (iv) sold to a similar customer base, consisting of expectant mothers.  As indicated in response (a)(ii) above, our one operating segment is managed by our one senior management team and Dan W. Matthias, our Chairman of the Board and Chief Executive Officer, is the primary decision maker, allocator of resources and assessor of performance for our business as a whole.

(c)           Internet and Leased Department Sales.  Revenues from each of our internet/web site merchandise sales and our sales through leased department relationships individually account for less than 10% of our revenues.  Considering the percentage of revenues generated from these sources as well as their similar economic characteristics with our business as a whole, we believe that, even if these sources were considered separate “operating segments” under SFAS No. 131, they would properly be aggregated with our business as a whole pursuant to paragraph 17 of SFAS No. 131.  For this reason, as well as the reasons identified in parts (a) and (b) above) we do not disclose separate financial information with regard to these sources of revenue.

(d)          Enterprise-Wide Disclosures.  Paragraphs 37 through 39 of SFAS No. 131 requires enterprises to report: (i) revenues from external customers for each product and service or similar products and services unless it is impracticable to do so (Paragraph 37), (ii) certain geographic information unless it is impracticable to do so (Paragraph 38), and (iii) information about the extent of reliance on major customers (Paragraph 39).

(i)                                     Products and Services. Our primary product is maternity apparel and we believe our financial disclosures adequately report the revenues from the sale of this product.

(ii)                                  Geographic Information.  In footnote 14 of our financial statements we disclose financial information about our foreign operations in Canada (see “Non-Guarantor Subsidiaries (Foreign Operations) column).  While we believe the disclosures in footnote 14 fulfill the requirements for disclosure of geographic information under SFAS No. 131, we will consider clarifying the disclosures in future filings to specifically identify non-U.S. revenues and long-lived assets as specified in SFAS No. 131.

(iii)                               Major Customers.  For the periods presented we did not have any one customer who exceeded 10% or more of our revenue.

As indicated above, in all reported periods we had only one reportable segment under SFAS No. 131.  We undertake that we will more fully disclose our assessment under SFAS No. 131 in future filings.

(i.) Goodwill, Intangible and Other Assets, page F-9

10.       You disclose that you perform annual assessments of goodwill for impairment as the end of each fiscal year or as impairment indicators arise.  The market value of the company has declined significantly over the last couple of years based on the performance of your common stock which has continued to decline from a high of $43.00 in late 2002 to $14.00 in late 2004 according to your disclosures on page 14.  During this same period your operating results have also shown a continuing decline.  Please explain to us your basis in GAAP for concluding that there has not been any impairment of goodwill.

The impairment test under SFAS No. 142 requires an entity to compare the fair value of business reporting units to their carrying value, including assigned goodwill. In assessing potential impairment of goodwill, we have determined that we have one reporting unit (which is our one reportable operating segment) for purposes of applying SFAS No. 142 based on our reporting structure. The fair value of our single reporting unit is determined based on the fair market value of our outstanding common stock on a control basis. The factors taken into account in determining the fair market value of our outstanding common stock on a control basis are: (i) the trading value of our outstanding common stock on an established public market, and (ii) the premium over the trading price of our outstanding common stock that an investor would pay for a control ownership interest in the company, as determined through a third party evaluation. The carrying value of our single reporting unit, expressed on a per share basis, is represented by our book value per share of outstanding common stock.  As of the annual assessment date (September 30, 2004), our book value was $12.73 per share of outstanding common stock and the closing trading price of our common stock was $14.50 per share. Since the closing trading price of our common stock as of September 30, 2004, which does not include any potential additional value for control premiums, was in excess of the book value per share, no impairment of goodwill existed under the provisions of SFAS No. 142.

(o.) Other Revenues, page F-11

11.       Please explain to us the types and nature of the marketing programs that generate additional revenues.  Tell us the amounts of these other revenues that have been included in net sales for all periods presented and your basis in GAAP for classifying these amounts as revenues as opposed to a reimbursement of costs.

As described in the “Marketing Partnerships” section of Item 1 of our most recent Form 10-K (page 7), we expand and leverage the relationship we have with our customers and earn incremental revenues through a variety of marketing partnership programs utilizing our extensive opt-in customer database and various in-store marketing initiatives, focused on baby and parent-related products and services.  Our marketing partnership programs and in-store initiatives include: (i) name list rental to baby and parent-related product sellers and service providers (names are gathered from customers on an opt-in basis in our stores at the point of sale); (ii) customer gift bag promotions (which include third party coupons, product samples and information provided to us by baby and parent-related product sellers and service providers); (iii) third-party baby and parent related product marketing to our customers at the point of sale, and (iv) our credit card based college savings program, futuretrust.

All of the revenues from our marketing partnership programs and in-store initiatives are included in our net sales amounts for all periods reported and for each such period the amount of revenue generated by these programs and initiatives, in the aggregate, was less than 2% of our net sales.

The amounts generated through these programs and initiatives is solely generated through our relationships with third parties for the sale of products and services to such third parties and are not a direct reimbursement of our costs.  Therefore, we believe it is appropriate under GAAP for us to classify these amounts as revenues and not reimbursements of costs.

(w.) Insurance, page F-13

12.       You disclose that you are self-insured for healthcare benefits and workers’ compensation losses.  Please disclose in future filings the extent of your self-insurance for each type of coverage and your additional insurance coverage for significant claims.

While we do not currently consider the self-insurance accounts to be material, we undertake to consider the disclosures requested in our future filings in accordance with the Staff’s comments.

Note 4. Property, Plant and Equipment, net, page F-15

13.       According to your disclosures the carrying value of the Assets Held for Sale of $1.2 million is based on valuations obtained during fiscal 2002.  Please explain to us your basis in GAAP for continuing to report these amounts as the fair value of these assets as of September 30, 2004.

As described in footnote 5, in fiscal 2002 the carrying value of the Costa Rican facilities was determined based on a market survey received from an independent third party less estimated selling costs.  Since the valuation of the Costa Rican facilities in fiscal 2002 we have continued to market the facilities for sale and have had potential parties express interest in the facilities. In July 2004, we engaged a new broker to market the facilities and the market survey received from the independent third party continued to support the $1.2 million carrying value of the Costa Rican facilities.  We will continue to monitor the activities associated with the marketing of the facilities in the future.

Note 5. Acquisition, page F-15

14.       We note your disclosure that 110 iMaternity stores have been closed as of September 30, 2004.  Please explain to us why you do not present the operations of the closed stores as discontinued operations in accordance with paragraphs 41-44 of SFAS 144.  Provide us your basis in GAAP for your accounting treatment and the related financial presentation of these store closings.  If any of these closures were included in your accrual of $8.9 million at the time of the acquisition in 2001, please revise your disclosures accordingly to clarify and distinguish these closures.

We adopted the provisions of SFAS No. 144 effective October 1, 2002.  As of the date of adoption, we had already closed 88 of the iMaternity stores.

We did not present the operations of the remaining iMaternity store closures that were completed after the effectiveness of SFAS No. 144 because the closure of each of these stores was related to consolidation of operations in the particular geographic areas of those stores.  Due to this geographic consolidation, the operations and cash flows of the closed stores were not eliminated from our ongoing operations.  Therefore, these store closures do not meet the requirements for a “discontinued operation” specified in paragraph 42 of SFAS No. 144 (see Example 15 of SFAS No. 144 for an example of the application of the guidance in paragraph 42 to a retail situation).  We have also considered the guidance of EITF 03-13 as part of this assessment.

As disclosed in Footnote 5, $4.2 million related to these store closures were included in our accrual of $8.9 million at the time of the acquisition in 2001.

Note 7.  Line of Credit, pages F-18-19

Note 8.  Long-Term Debt, pages F-20-21

15.       Please disclose the existence of any cross-default provisions on your long-term and short-term credit facilities.  Please also disclose whether you were in compliance with all of your long-term debt covenants for each period presented, and the repercussions of failing to maintain compliance.

Both our New Credit Facility (described on page 29 of our most recent Form 10-K and filed with the Commission as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 15, 2004) and the Indenture which governs our New Senior Notes (described on page 28 of our most recent Form 10-K and filed with the Commission as Exhibit 4.11 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002) contain cross-default provisions.

We were in compliance with all of our long-term debt covenants for each period presented.  Failure to maintain compliance with our long-term debt covenants in either our New Credit Facility or under the Indenture could cause an acceleration of any then outstanding debt and interest under both our New Credit Facility and New Senior Notes.  We undertake to provide appropriate disclosure in future filings in accordance with the Staff’s comments.

16.       You disclose that your senior note agreements include restrictions on the payment of dividends.  Please revise your disclosure to include the specific nature of the restrictions on dividends as required by Rule 4-08(e)(1) of Regulation S-X.

Pursuant to Section 4.04 of the Indenture (which governs our New Senior Notes), we are subject to certain limitations on our ability to pay dividends.

We undertake to provide appropriate disclosure in future filings in accordance with the Staff’s comments.

Note 11. Stock Option Plans and Warrants, page F-25

17.       Your disclosures on page 14 indicate that the price of your common stock has experienced significant fluctuations during the last several years.  Please explain your basis for your assumption relating to expected price volatility for the periods presented.

Our “expected price volatility” reported in footnote 11 is estimated based upon the historical statistical volatility (standard deviation) of the price of our common stock.  We believe that historical volatility is the best objective indicator of future volatility.

Form 10-Q for the quarter ended December 31, 2004

18.       Where applicable, please address the above comments in your interim financial statements.

Where applicable, the above responses address any required disclosures in connection with our most recent Form 10-Q.

* * * *

In connection with responding to your comments, we acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215.873.2220 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Edward M. Krell
Edward M. Krell
Executive Vice President — Chief Financial Officer

cc:           Dan W. Matthias, Chairman of the Board and Chief Executive Officer

                Rebecca C. Matthias, President and Chief Operating Officer

                Elam M. Hitchner, Chairman, Audit Committee

Exhibit 3

Contractual Obligations

The table below sets forth a summary of contractual obligations as of September 30, 2004 (in thousands):

Contractual Obligations:

		Payments Due by Period
Description	Total Obligations	Less Than One Year	One to Three Years	Three to Five Years	After Five Years
Long-term debt	$129,216	$288	$611	$659	$127,658
Interest related to long-term debt (2)	84,489	14,093	28,173	28,153	14,070
Operating leases (1)	319,365	52,618	93,490	76,879	96,378
Capital lease obligations	—	—	—	—	—
Purchase obligations	—	—	—	—	—
Total contractual cash obligations	$533,070	$66,999	$122,274	$105,691	$238,106

(1)                      Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. The amounts reflected include future minimum lease payments and exclude such direct operating costs.

(2)      Excludes interest under long-term debt obligations where such interest is calculated on a variable basis (the Company had $3,075,000 principal amount of such variable interest long-term debt obligations as of September 30, 2004).

Exhibit 6

Interest Income / Interest Expense (1)

	For the quarter ended		For the year ended
	12/31/04	12/31/03	9/30/04	9/30/03	9/30/02

Interest expense	$3,777	$3,729	$14,955	$14,653	$16,529
Interest income	(22)	(38)	(190)	(184)	(53)
Interest expense, net	$3,755	$3,691	$14,765	$14,469	$16,476

(1)           Numbers in thousands